HOST HOTELS & RESORTS, L.P.
4747 Bethesda Ave.
Suite 1300
Bethesda, MD 20814
April 15, 2024
VIA EDGAR CORRESPONDENCE
The Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attn: Catherine De Lorenzo, Esq.
Re:    Host Hotels & Resorts, L.P. Registration Statement on Form S-3 (File No. 333-278572)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Host Hotels & Resorts, L.P. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 4:00 p.m. U.S. Eastern Time on April 17, 2024 or as soon thereafter as practicable.
In connection with the Company’s request for acceleration of the effective date of the Registration Statement referred to above, the Company, its officers and directors acknowledge the following:
•should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
[Signature Page Follows]

Very truly yours,

HOST HOTELS & RESORTS, L.P.

By:	HOST HOTELS & RESORTS, INC.,
its general partner

By:	/s/ Joseph C. Ottinger
	Name:	Joseph C. Ottinger
	Title:	Senior Vice President, Corporate Controller

cc:	Julie P. Aslaksen, Esq.
William K. Kelso, Esq.
Host Hotels & Resorts, Inc.

Jason M. Licht, Esq.
Latham & Watkins LLP